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Exhibit 16.1




Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

April 16, 2002

Dear Sir/Madam:

We have read the first five paragraphs of Item 4 included in the Form 8-K dated April 16, 2002, of Manpower Inc. (the Company) to be filed with the Securities and Exchange Commission and are in agreement with the statements contained therein, with the exception of the reference to the approval by the Company's Board of Directors and its Audit Committee's recommendation to appoint PricewaterhouseCoopers LLP as the Company's independent auditors, of which we have no knowledge.

Very truly yours,



ARTHUR ANDERSEN LLP


Copy to:
Mr. Michael J. Van Handel
Senior Vice President, Chief Financial Officer, Treasurer and Secretary Manpower Inc.